1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
February 16, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Digital Assets Mining ETF (f/k/a VanEck Digital Asset Mining ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS
Comment 3.	Please provide the fee table and expense example information as a separate EDGAR correspondence filing prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.
With respect to footnote (b) under the “Annual Fund Operating Expenses” table, please confirm (i) whether the Fund’s offering cost will be paid directly by Van Eck Associates Corporation (the “Adviser”) or if the Fund is being reimbursed by the Adviser and (ii) whether the Fund is not subject to expense limitation or reimbursement agreement with the Adviser.

Response 4.
We hereby confirm that the offering costs for the Funds, if any, will be paid directly by the Adviser until at least February 1, 2024. We further confirm that the Fund is currently not subject to an expense limitation or reimbursement agreement with the Adviser.

Comment 5.
With respect to the “Summary Information—Principal Investment Strategies” section, the Staff notes that a fund with the term “Digital Asset Mining” in its name must have a policy to invest, under normal circumstances, at least 80% of its assets in companies whose economic fortunes are significantly tied to digital asset mining activities. Please revise the Fund’s current investment policy to specify the criteria it will use to determine whether a particular company’s economic fortunes are significantly tied to digital asset mining activities.

For example, the Fund could specify that at least 80% of its assets will be invested in companies that generate at least 50% of their revenues or profits, or devote at least 50% of their assets to digital asset mining activities or technologies. Digital Asset Mining Companies, as currently defined in the disclosure, appears to be more broadly defined to include all companies in the MVIS® Global Digital Asset Mining Index (the “Index”). If the Fund defines all companies in the Index to be Digital Asset Mining Companies, please note that only those companies in the Index whose economic fortunes are significantly tied to digital asset mining activities count towards compliance with the Fund’s policy in compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Names Rule), even if at least 80% of the Fund’s assets are invested in the Index. Please redefine “Digital Asset Mining Companies” for purposes of the Fund’s 80% test accordingly to comply with the Names Rule.

Response 5.
We respectfully acknowledge the comment. We note that Section 35(d) of the 1940 Act and the Names Rule do not provide a standard for defining a company as a member of an industry or sector used in the fund’s name. Rather, as noted in Footnote 43 to the adopting release of the Names Rule (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We further note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of companies that generate at least 50% of their revenues or profits, or devote at least 50% of their assets to from a particular industry suggested by the fund’s name. We believe that based on the representation of MV Index Solutions GmbH (the “Index Provider”), the Index methodology, subject to such revisions as discussed in this correspondence, is effectively designed to capture companies whose equity securities meet the definition of “Digital Assets Mining Companies.” Accordingly, because the Fund has a policy to normally invests at least 80% of its total assets in securities of Digital Assets Mining Companies, as such term is reasonably defined by the Fund, we believe the Fund complies with Rule 35d-1.

Comment 6.
With respect to the third paragraph under the “Summary Information—Principal Investment Strategies” section, in order to help us further understand the application of your definition of “Digital Asset Mining Companies,” including how they have a reasonable nexus to digital asset mining, please provide us with examples of companies that you believe would satisfy its 50% assets, revenues, or profits test and that would be appropriate for your strategy. Your response should include the company name, investment type, and a brief explanation of why you believe the investment would satisfy the Names Rule.

Response 6.	The information requested above is attached hereto as Exhibit B.

Comment 7.
Please clarify whether the Fund intends to invest in Grayscale Bitcoin Trust or U.S.-registered bitcoin futures ETFs and if so to what extent. Please also supplementally confirm that the Fund does not intend, other than those two exceptions, to invest in other pooled investment vehicles that invest in cryptocurrency, including Canadian cryptocurrency ETFs.

Response 7.
We hereby supplementally confirm that the Fund does not currently intend to invest in Grayscale Bitcoin Trust, U.S.-registered bitcoin futures ETFs or other pooled investment vehicles that invest in cryptocurrency, including Canadian cryptocurrency ETFs.

Comment 8.
With respect to the third paragraph under the “Summary Information—Principal Investment Strategies” section, the Staff notes that the Fund’s Index methodology says that only 25% of revenues are required for current Index components to remain in the Index. Consistent with Comment 5, please confirm that only companies meeting a 50% revenues threshold will be counted for purposes of the Fund’s Names-Rule policy.

Response 8.
We respectfully acknowledge your comment. The MV Index Solutions GmbH (the “Index Provider”) employs a buffer rule to reduce potential portfolio turnover given that significant short-term volatility may arise between Index rebalances that could result in the premature removal of an Index constituent. We note that the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with the Names Rule, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index Provider believe the 25% threshold is appropriate for current Index constituents.

Comment 9.
With respect to the third paragraph under the “Summary Information—Principal Investment Strategies” section, please strike the clause “…when developed, have the potential to…” as it does not appear to suggest a significant economic nexus to digital asset mining.

Response 9.
We respectfully acknowledge the comment; however, we believe that the disclosure referenced above is appropriate. The Index Provider utilizes qualitative and quantitative analysis of each company’s financial statements, balance sheets and earnings reports to determine whether a company has invested in digital asset mining projects that could, when developed, potentially generate at least 50% of the company’s revenue from the digital asset mining activities or mining-related technologies. As noted in Response 8, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with the Names Rule, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index Provider believe the current disclosure is appropriate.

Comment 10.	With respect to the fourth sentence in the sixth paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify what a “significant portion” means in this context.

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 11.
With respect to the second to last sentence in the sixth paragraph under the “Summary Information—Principal Investment Strategies” section, please confirm that the Fund and the Adviser are not and will not be in possession of any nonpublic information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria.

Response 11.
We hereby confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria after the Fund is launched.

Comment 12.
With respect to the first sentence in the seventh paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify whether the Fund fully replicates the Index or follows a sampling strategy. We note that this disclosure states that the Fund generally replicates the Index, yet the disclosure responsive to Item 9(b) of Form N-1A says the Fund’s adviser may sample in certain circumstances, please reconcile accordingly.

Response 12.
We hereby confirm that the Fund generally intends to fully replicate the Index. However, the Fund may purchase a sample of securities in the Index under various circumstances where it may not be possible or practicable for the Fund to purchase all of the Index securities in proportion to their weightings in the Index. Accordingly, we believe the current disclosure is appropriate.

Comment 13.
With respect to the second sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please (1) change “may concentrate” to “will concentrate” as the phrase “may concentrate” reserves impermissible discretion as to concentration, and (2) please explain why the Fund does not believe it is concentrated in the digital mining industry, and if it does, please revise accordingly.

Response 13.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s disclosure is consistent with those of other passively managed ETFs. In addition, we believe the Fund's policy to concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries is appropriate and consistent with other passively managed ETFs.

Comment 14.
With respect to the last sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how a “significant portion” differs from “concentration” as used here. We note that the Fund’s concentration policy refers to concentration in “an industry or group of industries,” whereas this disclosure more narrowly refers to sectors rather than industries. Please consistently refer to industries or sectors throughout or explain supplementally why the disclosure references both industries and sectors.

Response 14.
We acknowledge your comment and note that the phrase “significant portion” is used to inform investors when the Fund or the Index has a significant allocation to a sector, while the words “concentrate” or “concentration” are used with the meaning given to them under the 1940 Act. In addition, we note that the Fund’s disclosure clearly states that “an industry” or “a group of industries” is used to determine compliance with the Fund’s concentration policy in accordance with Section 8(b)(1) of the 1940 Act. Meanwhile, references to “sector” relate only to the Fund’s exposure to certain sectors and related risks. Accordingly, we respectfully believe the current disclosure is appropriate.

Comment 15.
With respect to the Fund’s “Special Risk Considerations of Investing in Chinese Issuers” disclosure, if investing in Chinese issuers is a principal risk, please add corresponding principal investment strategy disclosure regarding Chinese issuers.

Response 15.	The disclosure has been revised accordingly to reflect that investing in Chinese issuers is not a principal risk.

Comment 16.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 16.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 17.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 18.
Please disclose in the disclosure responsive to Item 9 of Form N-1A the Fund’s 80% policy and that shareholders will be given 60 days’ prior notice for any change to such policy. Please also disclose the Fund’s concentration policy and diversification status.

Response 18.
We respectfully acknowledge your comment; however, because the requested disclosure is already disclosed under the “Summary Information—Principal Investment Strategies” section, we believe the Fund’s disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 19.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and may count towards compliance with the Fund’s 80% policy. Please clarify whether other investments referenced in this section such as convertible securities, structured notes, certain derivatives and other investment companies may count towards compliance with the Fund’s 80% policy. Additionally if derivatives are counted for purposes of the fund’s 80% policy, please disclose that they are valued at market value.

Response 19.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy.

Comment 20.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 20.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

Comment 21.
With respect to the last sentence of the first paragraph in the “General Information—Other Information” section, please strike the words “in an SEC exemptive order” as the ability to rely on exemptive relief expired on January 19, 2022, and references to SEC exemptive orders are no longer accurate.

Response 21.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 22.
With respect to the third to last sentence in the first paragraph under the “Investment Policies and Restrictions—SEC Regulatory Changes” section, please delete this sentence given that compliance with Rule 18f-4 and compliance with the 1940 Act in general is mandatory and compliance with the 1940 Act cannot be disclosed as an adverse impact to investors.

Response 22.	The disclosure has been revised accordingly to remove the phrase “…, which could adversely affect investors.”

Comment 23.
With respect to the last sentence in the second paragraph under the “Investment Policies and Restrictions—SEC Regulatory Changes” section, please delete this sentence for the same reasons provided in Comment 22.

Response 23.	The disclosure has been revised accordingly.

Comment 24.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 25.
With respect to the first sentence in the seventh paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 25.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 26.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 26.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 27.
With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete the statement that the Fund reserves “absolute” right to reject or suspend creations if “…(d) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund...[or]…(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of Beneficial Owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In adopting the rule, the Commission further noted that “the suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay or receive in the secondary market and the ETFs approximate NAV, such a result would run counter to the basis for relief from section 22d and Rule 22c-1, and therefore would be inconsistent with Rule 6c-11”. While the Staff recognizes that in certain limited circumstances ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question here is sufficiently broad to run counter to the Commission’s position, to the extent the rejection of orders would effectively result in the suspension of creations.

Response 27.
We have revised the disclosure in response to this comment by striking the term “absolute.” However, we respectfully decline to further revise the disclosure. In the Rule 6c-11 proposing release, the Commission acknowledges that “an additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the Commission notes that “an ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism….” The disclosure in question here speaks to the Fund’s ability to reject or revoke individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund and/or its distributor, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure in question does not speak to — and does not purport to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in the Rule 6c-11 proposing release is applicable in the context of this disclosure.

DECLARATION OF TRUST

Comment 28.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 28.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 29.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 29.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 30.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 30.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 31.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 31.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MVIS, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.50%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least February 1, 2024.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$51
3	$160

Exhibit B

Constituent List and Company Descriptions

Company Name	Portfolio Weight	Company Description/ Explanation for Tier Classification
Hut 8 Mining Corp.	9.91	Hut 8 Mining Corp. is one of the world's largest digital currency miners, specializing in Bitcoin and Ethereum mining.
Riot Blockchain Inc	8.98	Riot Blockchain Inc is a Bitcoin mining company, supporting the Bitcoin blockchain through rapidly expanding large-scale mining in the United States.
Marathon Digital Holdings Inc	8.56	Marathon Digital Holdings Inc is a digital asset technology company that mines cryptocurrencies, with a focus on the blockchain ecosystem and the generation of digital assets.
Northern Data AG	8.36	Northern Data AG develops and operates infrastructure solutions in the field of high-performance computing (HPC) worldwide. It offers infrastructure for various HPC applications in areas, such as bitcoin mining, blockchain, artificial intelligence, big data analytics, IoT, or rendering.
HIVE Blockchain Technologies Ltd	7.00	HIVE Blockchain Technologies Ltd is a Canada-based company within the blockchain sector that is focused on the mining and sale of digital currencies. The Company owns green energy-powered data center facilities in Canada, Sweden, and Iceland which produces minted digital currencies.
Bitfarms Ltd.	6.02	Bitfarms Ltd. Is a blockchain infrastructure company that operates one of the largest cryptocurrency mining operations in North America.
Canaan Inc. Sponsored ADR Class A	5.41	Canaan Inc. Sponsored ADR Class A creates Blockchain servers and ASIC microprocessor solutions for use in bitcoin mining.
Iris Energy Ltd.	4.90	Iris Energy Ltd. builds, owns and operates data centers and electrical infrastructure to mine Bitcoin.
Argo Blockchain PLC ADR	3.67	Argo Blockchain PLC ADR is a world-leading cryptocurrency miner, championing the use of renewable sources of power to support the growth and development of blockchain technologies.
Stronghold Digital Mining, Inc. Class A	2.81	Stronghold Digital Mining is an environmentally beneficial and vertically integrated Bitcoin miner.
Cleanspark, Inc.	2.59	CleanSpark is a sustainable bitcoin mining and energy technology company that's solving modern energy challenges.
Mawson Infrastructure Group Inc	2.58	Mawson Infrastructure Group Inc is a digital infrastructure provider. The Company operates physical infrastructure assets, as well as provides cryptocurrency mining and digital asset management services.

Bit Digital, Inc.	2.28	Bit Digital, Inc. is a sustainability-focused generator of digital assets with large-scale, global mining operations representing a currently-owned maximum hash.
BIT Mining Limited Sponsored ADR Class A	1.90	BIT Mining Limited is a company principally engaged in cryptocurrency mining operation business. The Company mainly operates cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily bitcoin, and to a lesser extent ether).
Cipher Mining Inc	1.57	Cipher Mining Inc is an industrial-scale Bitcoin mining company dedicated to expanding and strengthening the Bitcoin network's critical infrastructure.
Ebang International Holdings, Inc. Class A	1.27	Ebang International Holdings, Inc. Class A is a blockchain technology company with strong application-specific integrated circuit (ASIC )chip design capability.
Greenidge Generation Holdings Inc. Class A	1.22	Greenidge Generation Holdings Inc. Class A is a vertically integrated bitcoin mining and power generation company. Greenidge is committed to 100% carbon-neutral bitcoin mining at all of its locations by utilizing low-carbon sources of energy and offsetting its carbon footprint.
DMG Blockchain Solutions, Inc.	1.03	DMG Blockchain Solutions, Inc. core infrastructure is the foundation of its vertical integration strategy. Our core operations includes Crypto Mining Operations, Crypto Mining Hardware Manufacturing and Data Center Design and services.
BIGG Digital Assets Inc.	0.24	BIGG Digital Assets Inc. designs and develops application software. The Company develops agnostic search and analytics engine to track, trace, and monitor cryptocurrency transactions at a forensic level.
Block Inc Class A	4.79	Block Inc Class A is a crypto-focused payment gateway that is investing in bitcoin mining solutions that will improve reliability and the user experience of mining.
Coinbase Global, Inc. Class A	5.23	Coinbase Global, Inc. Class A operates a cryptocurrency exchange platform.
Silvergate Capital Corp. Class A	4.92	Silvergate Capital Corp. Class A is a provider of financial infrastructure solutions and services to participants in the nascent and expanding digital currency industry.
Voyager Digital Ltd.	2.77	Voyager Digital Ltd. operates a cryptocurrency exchange platform.
Bakkt Holdings, Inc. Class A	1.09	Bakkt Holdings, Inc. Class A operates a technology platform that enables consumers, businesses, and institutions to unlock the value of digital assets.
Galaxy Digital Holdings Ltd.	0.92	Galaxy Digital Holdings Ltd. is a financial services and an investment management company, which engages in the digital asset, cryptocurrency, and block chain technology sector.